Mail Stop 4561
                                                            February 16, 2018


Charles W. Allen
Chief Executive Officer
BTCS Inc.
9466 Georgia Avenue #124
Silver Spring, MD 20901

       Re:    BTCS Inc.
              Amendment No. 3 to Registration Statement on Form S-1 Filed January 18, 2018
              File No. 333-219893

Dear Mr. Allen:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 22, 2017 letter.

General

1. Please refer to prior comment 1 and provide a detailed legal analysis as to why each digital asset that you intend to acquire, hold or trade, is not a security as defined in
       Section 2(a)(1) of the Securities Act. We note that you did not provide an analysis for
       Dash and Monero and your response is unclear as to why the company believes that Ether is not a security. As part of your response, address the distinct characteristics of each kind of digital asset and specifically conclude whether the digital asset is a security.

2. We note your responses to prior comments 1 and 2 that the company will ensure that the holdings of digital assets that constitute securities will not be greater than 40% of total assets. Please provide a detailed description of the process and framework the company will use in managing its digital assets to stay below this 40% threshold. Your description should include how the company will determine whether a particular digital asset is a
 Charles W. Allen
BTCS Inc.
February 16, 2018
Page 2

       security and who will make such determination. Please include in your analysis how you will be able to limit your holdings to less than 40% of total assets given the volatility of digital assets. Please expand your risk factors to discuss the impact of volatility on the company.

3. We also note your response to comment 5 but your disclosures still indicate that you may participate in initial coin offerings. If you do not intend to participate in initial coin offerings, please revise the disclosures accordingly. If you intend to participate in initial coin offerings, please provide a detailed analysis as to the process and framework the company will use in determining whether to participate in an initial coin offering.

Risk Factors

"If We Complete Our Recently Announced Merger with an Australian Company . . . ," page 11

4. Please refer to prior comment 9 and tell us how BCG ensures that they do not have
       United States customers. You should disclose the basis for BCG's representation that it does not have customers in the United States or disclose clearly that you are not able to verify this information.

5. In response to prior comment 10, you state in the response letter that you believe there is
       "limited likelihood" that the acquisition will occur. Please revise your disclosure to reflect this belief. To the extent that you are still in discussions with BCG to merge, discuss the potential foreign liabilities of BCG's digital asset activities.


       Please contact Bernard Nolan, Staff Attorney, at (202) 551-6515 or me at
(202) 551-3453
with any questions. If you require additional assistance, you may contact Barbara C. Jacobs,
Assistant Director, at (202) 551-3730.

                                                             Sincerely,

                                                             /s/ Jan Woo

                                                             Jan Woo
                                                             Legal Branch Chief
                                                             Office of
Information
                                                             Technologies and
Services

cc:    Michael D. Harris, Esq.
       Nason, Yeager, Gerson, White & Lioce, P.A.